U.S. SECURITIES AND EXCHANGE COMMISSION
  WASHINGTON, D.C.  20549

  FORM 10SB

  General Form for Registration of Securities of Small Business Issuers Under Section 12(b) or 12(g) of the Securities Act of 1934

  Garden Bay International, Ltd.

  Delaware             33-0822337

  85 Lakeshore Drive, Rancho Mirage, California   92270

  (760) 862-1991

  Securities to be Registered under Section 12(g) of the Act:

  Common Stock

  ITEM 1       DESCRIPTION OF BUSINESS

  All financial information is current as of March 31, 2000. Other information is current as of the date of filing.

  General

  Garden Bay International, Inc. ("the Company") was incorporated in the State of Delaware on July 20, 1998. The Company is in the business of designing,
marketing and selling unique   and collectible ceramic  dinnerware and pottery
items to wholesale suppliers and distributors for sale in retail stores and specialty outlets.

  Mission

  The mission of the Company is to initially create a profit by designing,
marketing   and selling unique and  collectible ceramic dinnerware and pottery
items to wholesale suppliers then expanding   to selling these unique,
collectible items over the Internet by setting up an Internet store to
include   trades, classifieds and   auctions.  The Company's goal is to
establish a network of artisans for designing   and manufacturing hand-
painted collectible ceramic items including dishes, serving platters, vases,
table   lamps, small flower pots  and ashtrays, then marketing these items to
wholesale suppliers and distributors   for sale in retail stores and
specialty outlets.

  Product

  The Company contacted appropriate wholesale artists, craftsmen and
distributors   in Europe, Mexico and Canada concerning the design and
manufacture of specialty hand-painted ceramics   and pottery items.
Initially, the Company intends to make available sets of distinctive,
hand-painted   ceramic dinnerware   including dinner plates, salad plates,
saucers, cups, mugs, serving platters, salt   and pepper containers, milk
and sugar containers, soup tureens, large and small pitchers, tea pots, bowls
and   ice tea/water containers.

  These items will be available in the yellow-fish motif, pink-chicken motif,
green-chicken   motif and blue-  chicken motif.

  Manufacturing

  The hand painted ceramics to be sold wholesale and later to be incorporated on
the   web site to be sold  retail can be purchased at cost saving levels for
quantities.  Currently the Company   has located certain   artisans in
Mexico to manufacture the ceramic pieces and individually hand-paint   each
item according to   certain designs (fish and chicken motifs) approved by the
Company.  The Company   plans initially to have its products shipped directly
from the vendor to the wholesale suppliers and distributors   and later, as the
need arises, to deliver to the Company's headquarters and shipped to
customers.    Sufficient space is   available at present and the decision to
expand will be based on price and logistics.    There is sufficient
proximity to couriers such as UPS and Fed Ex locations for ease of shipping.

  Marketing

  The marketing plan includes making available the products through three
primary   sales channels:  to  wholesale suppliers and distributors for
placement in retail outlets where dinnerware   ceramics and pottery
are sold; through the Internet primarily through a Garden Bay web site; and
through   a Garden Bay catalog.

  The Company currently does not operate a web site but plans to construct one
at   a later date which would include charging ability via credit card for
purchases of ceramics and pottery as   well as an informational source for
classifieds, trades and auctions. The Company also plans at a later date to offer its products through Internet marketing partnerships with America Online
Shopping Channel, @Home   and Catalog City.  The Company believes that online
retailing over the Internet will present   Garden Bay with a  significant
opportunity for the marketing and sale of its products and will enable   the
Company to significantly expand and diversify its customer base.  The Company
believes that   Garden Bay products are   particularly well positioned to be
marketed and sold over the Internet.  The Company   currently does not
offer a catalog, but plans to produce one after sales have commenced thus
providing   customers with  increased shopping flexibility and service.  This
multi-channel approach will provide   the Company with significant marketing,
sales, and operational synergies and provide customers with   enhanced shopping
flexibility and superior customer service.

  Initially, the Company plans to market the complete set of ceramic dinnerware
(to   wholesale suppliers and  distributors) for $525 with a $3,000 minimum
order and a 24-piece minimum order   quantity.  Prices can be reduced with
build up of volume.  Discounts can be made according to total order   value
and pieces per  item.  The Company plans to collect ten percent with order
confirmations and full   balance prior to   shipment.  Delivery of items will
be made 30 to 90 days after shipment order is   placed.

  Competition

  The Company will operate in a highly competitive environment.  The Company
principally   competes with a variety of department stores and specialty
retailers such as Pottery Barn and Williams   of Sonoma, inc. that  offer
products similar to or the same as the Company products. The United States retail industry, and the specialty retail industry in particular, is dynamic
in nature and has undergone   significant changes over the  past several
years.  The Company's ability to anticipate and successfully respond   to
continuing challenges   is critical to its long-term growth.  The Company may
later compete with major Internet   retailers or other   catalogs that offer
products similar to or the same as the Company's products. Many of our competitors are larger companies with greater financial resources, a wider
selection of merchandise   and a greater   inventory availability.

  The Company plans to enter into purchase obligations outside of the United States which are settled in U.S. dollars and, therefore, have only minimal
exposure to foreign currency exchange   risks.  The Company does not plan to
hedge against foreign currency risks and believe that foreign currency exchange risk is immaterial.

  Governmental Approval, Regulation and Environmental Compliance

  Other than general business licensing requirements, the Company is unaware of
any   governmental regulations in regard to its product.

  Given the nature of Garden Bay's business, the Company does not anticipate any
material   costs associated with compliance with federal, state and local environmental laws and regulations.

  The Company is not aware of any federal, state or local laws and regulations
regulating   the Internet at this time which would materially affect its business activities.

  ITEM 2.  MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

  The Business Plan for the Company over the next twelve months is to design and
manufacture   sets ofdistinctive, hand-painted ceramic dinnerware in four
designs approved by the company   and to implement a  wholesale sales group to
distribute the Company's products for placement to retail   outlets.  The
Company  plans to implement a merchandising strategy that will seek out other
hand-designed   products by artisans world-wide for distribution.  The Company
plans initially to have its products shipped   directly from the vendor to the
wholesale suppliers and distributors and later, as the need arises, to rent a small order fulfillment and distribution facility. The shipment of products
directly from vendors   to the suppliers or  directly to the stores reduces
the level of the lead-time required to receive the   products.  Financing will
be arranged as required during this period.  The Company will attempt to raise
the   needed capital by the sale of its securities in private placements.

  The Company anticipates that a small 150  T2C 4B9

       1. Unless otherwise indicated, the named party is believed to be the sole investor and have voting control of the shares set forth in the
above table.  Based on 5,187,000 outstanding  shares on   March 31, 2000.

  ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

       A. The Directors and Officers of the Company, all of whose terms will expire one year from their election, or at such a time as their successors shall be elected and qualified are as follows:

  Name and Address         Age       Position                 Date Elected

  Reuben McDonald          42      President, Secretary,Treasurer        1998
                                   and Director

  Robert Berk              66        Director                      1998

  Resumes of the Directors and Officers of the Company are:

  Reuben McDonald has served as President, Secretary, Treasurer and Director of
Garden   Bay International,  Inc. since 1998.  He also serves as a
Transportation Manager for the City of Calgary,   Alberta, Canada since
1991.  From 1989 to 1991, Mr. McDonald worked as a rehabilitation practitioner
for   the Calgary Residential Services Society.  From 1987 to 1988, Mr.
McDonald worked with the Professional   Review  Organization for Washington.
Mr. McDonald holds a Bachelor of Arts Degree from   the University of
Washington, Seattle.

  Robert Berk has served as Director of Garden Bay International, Inc. since
1998.   Since 1999 to present, Mr. Berk  has worked as marketing and
entertainment consultant to Spotlight 29 Casino,   and wasinstrumental in the
signing of a $60 million expansion deal between the casino and   Trump
International.    Since 1998 to present, Mr. Berk has worked as theatrical
producer for "Joey and   Maria's Italian Wedding,"   a live performance
currently playing at Spotlight 29 Casino. Prior to 1998, Mr.   Berk has
worked as a   consultant in marketing and distribution for companies such as
Atari, Samsung, Viacom,   NEC, Murata,  Phillips and Dupont.  Mr. Berk was
part of the initial development group that took   Atari to the public
 market in the United States and launched the video game business.  Mr. Berk
holds   a Bachelors Degree from Syracuse University, New York.

  ITEM 6.  EXECUTIVE COMPENSATION

     B.   None of the officers or directors receives or has received any
remuneration      for serving as director or  officer of the Company, however, the President has received $2,000 in consulting  expenses.

     C. There is no annuity, pension or retirements benefit proposed to be paid to officers, directors or employees of the Company in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Company or any of its subsidiaries, if any.

     D. No remuneration is proposed to be paid in the future directly or indirectly by the Company to any officer or director under any plan which is presently existing. No options have been granted. The Company has not decided when and in what circumstances it will start paying officers and directors.

  ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACITONS

  On February 11, 1999 the Company issued 5,000,000 shares of its common stock to its president and director, Reuben McDonald.

  ITEM 8.  LEGAL PROCEEDINGS

  None

  ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

  Title or Class           Number of Record Holders
  Common                       41

  There is, as of the date of filing, no public market in any class of stock of the Company.

  ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

  On July 20, 1998 the Company issued 5,000,000 shares of its common stock to
its   president, Reuben  McDonald.  The stock was issued in reliance on an
exemption from registration for   non public offerings contained in section
4 (2) of the 1933 Securities act as Amended.

  Between February 11, 1999 and March 25, 1999, the Company sold 187,000 common
shares   to 40 persons at $0.10 per share for a total of $18,700. The shares
were sold in reliance on an   exemption from  registration contained in
Regulation D(504).

  ITEM 11.  DESCRIPTION OF SECURITIES

  The Company is authorized to issue 80,000,000 shares of Common stock, par
value   $0.0001 per share.  As of March 31, 2000, the Company had outstanding
5,187,000 shares of Common stock.    All Common Shares are equal to each other
with respect to voting, and dividend rights, and   subjects tot he rights of the
preferred shareholders.  There are 20,000,000 shares of preferred par
value $0.0001,   none of which are outstanding.

  Special meetings of the Shareholders may be called by the officers, directors, or upon the request of holders of at least ten percent of the outstanding voting shares.  Holders of Common Shares are entitled to one vote at any meeting of the Shareholders for each Common Share they own as ofthe record date.  At  any meeting of Shareholders, a majority of the outstanding Common
shares of the   Company entitled to  vote, represented in person or by proxy,
constitutes a quorum.  A vote of the majority   of the Common  Shares
represented at a meeting will govern, even if theirs is substantially less than a majority of the Common Shares outstanding.

  Subject to the rights of the preferred shareholders described below, holders of shares are entitled to receive such dividends as may be declared by the
Board of Directors out of funds legally   available therefore, and upon
liquidation are entitled to participate pro rata in a distribution of
assets   available for such a  distribution to Shareholders.  There are no conversion, pre-emptive or other subscription rights or privileges with respect to any share. Reference is made of the Certificate of Incorporation and Bylaws of the Company as well as to the applicable statutes of the State of Delaware for a more complete description of the rights an liabilities of
holders of shares.  It should be noted that the   Bylaws may be amended by the
Board of Directors without notice to the Shareholders.

  Non-Cumulative Voting

  The shares of the Company do not have cumulative voting rights, which means
that   the holders of more  than fifty percent of the Common Shares voting for
election of directors may elect   all the directors if they choose to do so.
In such event, the holders of the remaining shares aggregating   less than
fifty percent will  not be able to elect directors.

  "Penny Stock"

  The Securities and Exchange Commission has adopted rule 15g-9 which
established   the definition of a "penny stock". For purposes relevant to the
Company, as any equity security that   has a market price of less than $5.00
per share or with an exercise price of less than $5.00 per share, subject
to certain exceptions.   For any transaction involving a penny stock, unless
exempt, the rules require:  that a broker or dealer approve a person's account
for transactions in penny stocks; and (ii) the broker   or dealer receive from
the investor a written agreement to the transaction, setting forth the identity
and   quantity of the penny stock to  be purchased.  In order to approve a
person's account for transactions in penny   stocks, the broker or dealer
must (i)  obtain financial information and investment experience objectives of
the   person; and (ii) make a reasonable determination that the transactions
in penny stocks are suitable for   that person and the person has sufficient
knowledge and experience in financial matters to be capable of evaluating
the risks of   transactions in penny stocks.  The broker or dealer must also
deliver, prior to   any transaction in a penny   stock, a disclosure schedule
prepared by the Commission relating to the penny stock   market, which, in
highlight form, (i) sets forth the basis on which the broker or dealer made
the   suitability determination; and (ii) that the broker or dealer received a
signed, written agreement from the investor   prior tot he transaction.
Disclosure also has to be made about the risks of investing in penny stocks
both   public offerings and in secondary trading and about the commissions
payable to both the broker-dealer and   the registered   representative,
current quotations for the securities and the rights and remedies   available
to an investor in   cases of fraud in penny stock transactions.  Finally,
monthly statements have to   be sent disclosing recent price information for
the penny stock held in the account and information on the   limited market
in penny   stocks.

  ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Indemnification of directors and officers is as provided by the general
corporate   law of the state of Delaware.  There are no specific provisions in either the articles or the bylaws.

  ITEM 13.  FINANCIAL STATEMENTS

  Audited Financial Statements to March 31, 2000.

            ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

            None

            ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

  a).  Audited Financial Statements

  b)  3.1  Articles of Incorporation.
      3.2  By-Laws
      11.1 Computation of per share earnings
      27.1 Financial Data Schedule

  a).  Audited Financial Statements.
      GARDEN BAY INTERNATIONAL LTD.
  (A DEVELOPMENT STAGE COMPANY)

  FINANCIAL STATEMENTS
  March 25, 1999

  TABLE OF CONTENTS

  INDEPENDENT AUDITORS' REPORT                                           1

  BALANCE SHEET                                                          2

  STATEMENT OF OPERATIONS                                                3

  STATEMENT OF STOCKHOLDERS' EQUITY                                      4

  STATEMENT OF CASH FLOWS                                                5

  NOTES TO FINANCIAL STATEMENTS                                        6-7

  INDEPENDENT AUDITORS' REPORT

  Board of Directors
   April   28, 2000
  Garden Bay International, Ltd.
  Rancho Mirage, California

  I have audited the Balance Sheet of Garden Bay International, Ltd., (A
Development   Stage Company), as of March 31, 2000, December 31, 1999,and
December 31, 1998, and the related Statements   of Operations, Stockholders'
Equity and Cash Flows for the periods July 20, 1998, (inception) to
December 31, 1998, the   year ended December 31, 1999, and the period January
1, 2000, to March 31, 2000.   These financial statements are the
responsibility of the Company's management.  My responsibility   is to express
an opinion  on these financial statements based on my audit.

  I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain
reasonable assurance about whether the   financial statements are free of
material misstatement.  An audit includes examining, on a test basis,
evidence   supporting the amounts and disclosures in the financial statements.
An audit also includes assessing   the accounting  principles used and
significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a
reasonable basis for   my opinion.

  In my opinion, the financial statements referred to above present fairly, in
all   material respects, the financial position of Garden Bay International,
Ltd., (A Development Stage Company),   as of March 31,  2000, December 31,
1999 and December 31, 1998, and the results of its operations   and cash flows
for the   periods July 20, 1998 (inception) to December 31, 1998, the year ended
December   31, 1999 and the period  January 1, 2000 to March 31, 2000 in
conformity with generally accepted accounting   principles.

  The accompanying financial statements have been prepared assuming the Company
will   continue as a going concern.  As discussed in Note #3 to the financial
statements, the Company   has had no operations and has no established source
of revenue.  This raises substantial doubt about its   ability to continue as a
  going concern.  Management's plan in regard to these matters are also
described   in Note #3.  The financial  statements do not include any
adjustments that might result from the outcome  of   this uncertainty.

  Barry L. Friedman
  Certified Public Accountant

  GARDEN BAY INTERNATIONAL, LTD.
  (A Development Stage Company)

  BALANCE SHEET

  ASSETS                                   March     December December
                                          31, 2000   31, 1999  31, 1998


  CURRENT ASSETS
  Cash                                   $   6,894  $  10,283 $  1,000

  TOTAL CURRENT ASSETS                    $   6,894  $  10,283 $  1,000

  OTHER ASSETS
  Organization Costs (Net)                 $     0    $     0  $     281

  TOTAL OTHER ASSETS                       $      0    $     0  $     281

  TOTAL ASSETS                             $    6,894  $  10,283 $    1,281

  LIABILITIES AND STOCKHOLDERS' EQUITY

  CURRENT LIABILITIES

                                           March     December  December
                                            31, 2000   31, 1999  31, 1999

  Accounts Payable                      $          0  $      0    $      306

  TOTAL CURRENT LIABILITIES             $          0   $      0  $      306

  STOCKHOLDERS' EQUITY:
  Preferred Stock, $.0001 par value
  Authorized 20,000,000 shares
  Issued and outstanding at
  March 31, 2000 -in capital                   19,181      19,181       500

  Deficit accumulated during
  Development stage                            -12,806      -9,417      -25

  TOTAL STOCKHOLDER'S EQUITY       $    6,894    $   10,283 $      975

  TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY                             $    6,894 $   10,283      $     1,281

  The Accompanying notes are an integral part of these financial statements.
  -2-

  STATEMENT OF OPERATIONS

                                    Jan. 1,   Year     July 20,   July 20, 1998
                                    2000, to  Ended     1998, to  (Inception)
                                    Mar. 31,  Dec. 31,  Dec. 31,  to Mar. 31,
                                        2000     1999  1998     2000

  INCOME
  Revenue                    $          0    $          0  $     0    $       0

  EXPENSES
  Accounting Expense         $          0    $       867 $        0   $  867
  Amortization               $          0    $       281 $        306
  Bank Charges               $          0   $         93       $     0 $  93
  Consulting Fees            $   2,000  $   0 $           0     $     0
  Filing Fees       $        39    $       352   $           0  $       391
  Legal Expense           $          0    $    1,000 $    0 $           1,000
  Office Expense        $   1,200      $    5,891 $     0 $           7,091
  Transfer Fees           $      150    $       908       $     0  $ 1,058



  TOTAL EXPENSES      $   3,389  $    9,392    $          25       $  12,806

                                  Jan. 1,   Year     July 20,   July 20, 1998
                                  2000, to  Ended     1998, to  (Inception)
                                  Mar. 31,  Dec. 31,  Dec. 31,  to Mar. 31,
                                        2000     1999  1998     2000


  NET LOSS                       $  -3,389  $  -9,392    -25$        -12,806

  Weighted average
  Number of common
  Shares outstanding              5,187,000    4,860,258  5,000,000  5,000,751

  Net Loss
  Per share                      $  -.0007   $    -.0019       NIL   $ -.0006

  See accompanying notes to financial statements & audit report
  -3-

  STATEMENT OF STOCKHOLDERS' EQUITY


                                                Deficit
                                                accumulated
                                  Additional    during
                   Common Stock   paid-in       development
                 Shares   Amount  capital       stage


  July 20, 1998
  Issued for cash  5,000,000   500    500            0

  Net loss,
  July 20, 1998
  (inception) to
  December 31, 1998                           -25

  Balance
  December 31, 1998   5,000,000   500          500        -25

  March 25, 1999
  Issued from
  Sale of private
  Placement (Note 1)           187,000               19              18,681

  Net loss year ended
  December 31, 1999
                                 $         -9,392

  Balance
  December 31, 1999       5,187,000    519   19,181               -9,417

  Net loss,
  January 1, 2000 to
  March 31, 2000
                                     $        -3,389

  Balance
  March 31, 2000        5,187,000     $       519   19,181        -12,806

  See accompanying notes to financial statements & audit report
  -4-

  STATEMENT OF CASH FLOWS

                              Jan. 1,   Year     July 20,   July 20, 1998
                              2000, to  Ended     1998, to  (inception)
                              Mar. 31,  Dec. 31,  Dec. 31,  to Mar. 31,
                                2000     1999  1998     2000


  Cash Flows
  Operating activities:
  Net loss                      $  -3,389  $  -9,392  $   -25      12,806
  Amortization                   0              +281      +25        +306

  Changes in assets and
  Liabilities:
  Organization costs             0          0             -306       -306
  Increase in current
  Liabilities                    0        -306            +306                0

  Cash Flows from
  Investing Activities:          0           0              0         0

  Cash Flows from
  Financing Activities:
  Issuance of common stock
  For cash                                                         0
                             +18,700     +1,000         +19,700

  Net Increase in Cash      $  -3,389  $   +9,283   $    +1,000     +6,894

  Cash,
  Beginning of period       10,283            1,000          0        0

  Cash,
  End of period          $   6,894  $    10,283    $     1,000  $    6,894

  See accompanying notes to financial statements & audit report
  -5-

  NOTES TO FINANCIAL STATEMENTS
  March 25, 1999

  NOTE 1 -  HISTORY AND ORGANIZATION OF THE COMPANY

  The Company was organized July 20, 1998, under the laws of the State of
Delaware,   as Garden Bay International, Ltd.  The Company has not operations
and in accordance with SFAS   #7, the Company is considered a development
stage company.

  On July 20, 1998, the Company issued 5,000,000 shares of its $0.0001 par value
common   stock for cash of  $1,000.00.

  On March 25, 1999, the Company completed a public offering that was offered
without   registration under the Securities Act of 1933, as mended (the
"Act"), in reliance upon the exemption   from registration afforded by
sections 4 (2) and 3(b) of the Securities act and Regulation D promulgated thereunder. The Company sold 187,000 shares of common stock at a price of
$0.10 per share for a   total amount raised of $18,700.

  NOTE 2 -  ACCOUNTING POLICIES AND PROCEDURES

  Accounting policies and procedures have not been determined except as follows:

  1.The Company uses the accrual method of accounting.
  2.In April, 1998, the American Institute of Certified Public Accountant's
    issued   Statement of Position 98-5
  ("SOP 98-5"), Reporting on the Costs of Start-Up Activities which provides
guidance   on the financial reporting of start-up costs and organization
costs.  It requires costs of start-up   activities and organization  costs to
be expensed as incurred.  SOP 98-5 is effective for fiscal years beginning
after December 15,   1998, with initial adoption reported as the cumulative
effect of a change in accounting   principle. 3.  Basic earnings of loss per
share ("EPS") is calculated by dividing the income   or loss available to
common shareholders by the weighted average number of shares of commons stock
outstanding   for the period.  Diluted EPS reflects the potential dilution
that could occur if securities   or other contracts to issue commons stock
were exercised or converted into commons stock.  4.The Company has not yet
adopted any policy regarding payment of dividends. No   dividends have been
paid since inception. 5.The Company has adopted a year-end of December 31.

  -6-
  NOTES TO FINANCIAL STATEMENTS CONTINUED
  March 31, 2000, December 31, 1999 and December 31, 1998

  NOTE 3 -7-

  SIGNATURE

  Pursuant to the requirements of Section 12 of the Securities Exchange Act of
1934,   the company has duly caused this disclosure statement to be signed on
its behalf by the undersigned,   thereunto duly authorized.

  GARDEN BAY INTERNATIONAL, LTD.

  //REUBEN MCDONALD//
  President

  Articles of Incorporation

  STATE OF DELAWARE
  SECRETARY OF STATE
  DIVISION OF CORPORATIONS
  FILED 09:00 AM  07/20/1998
  981280672 - 2922445

  CERTIFICATE OF INCORPORATION

  OF

  GARDEN BAY INTERNATIONAL, LTD.

  FIRST.  The name of this corporation shall be:

  GARDEN BAY INTERNATIONAL, LTD.

  SECOND.   It's registered office in the State of Delaware is to be located at
1013   Centre Road, in the City  of Wilmington, County of New Castle, 19805,
and its registered agent at such address   is THE COMPANY  CORPORATION.

  THIRD.   The purpose or purposes of the corporation shall be: To engage in any
lawful   act or activity for which corporations may be organized under the
General Corporation Law of Delaware.

  FOURTH.  The total number of shares of stock which this corporation is
authorized   to issue is:

  One Hundred Million (100,000,000) shares of which Eighty Million (80,000,000)
shares   with a par value of One Tenth of One Mil (0.0001) each, amounting to
Eight Thousand Dollars ($8,000.00)   are Common stock and Twenty Million
shares with a par value of One Tenth of One Mil ($0.0001)   each, amounting
to  Two Thousand Dollars ($2,000.00) are Preferred Stock.

  FIFTH.   The name and mailing address of the incorporator is as follows:

  Neysa Webb
  The Company Corporation
  1013 Centre Road
  Wilmington, DE  19805

  SIXTH.   The Board of Directors shall have the power to adopt, amend or repeal the  by-laws.

  IN WITNESS WHEREOF, The undersigned, being the incorporator hereinbefore
named,   has executed, signed and acknowledged this certificate of
incorporation this twentieth day of   July, A.D. 1998.


  //Neysa Webb//
  Neysa Webb
  Incorporator

  By-Laws

  BYLAWS
  OF
  GARDEN BAY INTERNATIONAL, LTD.

  ARTICLE I

  STOCKHOLDERS

  1.CERTIFICATES REPRESENTING STOCK.  Certificates representing stock in the
corporation   shall be signed by, or in the name of, the corporation by the
Chairman or Vice-Chairman  of   the Board of Directors,  if any, or by the
President or a Vice-President and by the Treasurer or an Assistant   Treasurer
or the   Secretary or an Assistant Secretary of the corporation.  Any or all the
signatures   on any such certificate may be a facsimile.  In case any officer,
transfer agent, or registrar who has signed   or whose facsimile  signature
has been place upon a certificate shall have ceased to by such officer,
transfer agent, or registrar   before such certificate is issued, it may be
issued by the corporation with the   same effect as if he were such
officer, transfer agent, or registrar at the date of issue.

  Whenever the corporation shall be authorized to issue more than one class of
stock   or more than one series  of any class of stock, and whenever the
corporation shall issue any shares of its   stock as partly paid stock,
the certificates representing shares of any such class or series or of any
such   partly paid stock shall set  forth thereon the statements prescribed by
the General Corporation Law.  Any restrictions   on the transfer or
registration of transfer of any shares of stock of any class or series
shall   be noted conspicuously on the  certificate representing such shares.

  The corporation may issue a new certificate of stock or uncertificated shares
in   place of any certificate theretofore issued by it, alleged to have been
lost, stolen, or destroyed, and the   Board of Directors may require the owner
of the lost, stolen, or destroyed certificate, or his legal representative,
to give the   corporation a bond sufficient to indemnify the corporation
against any claim that   may be made against it on account of the alleged
loss, theft, or destruction of any such certificate or the   issuance of any
such new  certificate or uncertificated shares.

  2.UNCERTIFICATED SHARES.  Subject to any conditions imposed by the General
Corporation   Law, the Board of Directors of the corporation may provide by
resolution or resolutions that   some or all of any or all classes or series
of the stock of the corporations hall be uncertificated shares.    Within a
reasonable time   after the issuance or transfer of any

                     DE BC D-:BYLAWS-MASTER 07/97-1 (#1423)


  uncertificated shares, the corporation shall send to the registered owner
thereof   any written notice prescribed by the General Corporation Law.

  3. FRACTIONAL SHARE INTERESTS. The corporation may, but shall not be required
to,   issue fractions of a share.  If the corporation does not issue fractions
of a share, it shall (1)   arrange for the disposition of fractional interests
by those entitled thereto, (2) pay in cash the fair value of   fractions of a
share as of the  time when those entitled to receive such fractions are
determined, or (3) issue   scrip or warrants in  registered form  (either
represented by a certificate or uncertificated) or bearer   form (represented
by a   certificate) which shall entitle the holder to receive a full share
upon the surrender   of such scrip or warrants aggregating a full share.  A
certificate for a fractional share or an uncertificated   fractional share
shall, but   scrip o warrants shall not unless otherwise provided therein,
entitle the holder   to exercise voting rights, to receive dividends thereon,
and to participate in any of the assets of the corporation   in the event of
liquidation.  The Board of Directors may cause scrip or warrants to be issued
subject   to the event conditions that they shall become void if not exchanged
for certificates representing   the full shares or uncertificated full shares
before a specified date, or subject tot he conditions   that the shares for
which scrip   or warrants are exchangeable may be sold by the corporation and
the proceeds thereof   distributed to the  holders of scrip or warrants, or
subject to any other conditions which the Board   of Directors may impose.

  4. STOCK TRANSFERS. Upon compliance with provisions restricting the transfer or registration of transfer of shares of stock, in any, transfers or
registration of transfers of shares   of stock of the corporation shall be
made only on the stock ledger of the corporation by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly
executed and filed with the Secretary   of the corporation or   with a
transfer agent or a registrar, if any, and, in the case of shares
represented   by certificates, on   surrender of the certificate or
certificates for such shares of stock properly endorsed   and the payment of all
taxes due thereon.

  5. RECORD DATE FOR STOCKHOLDERS. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders
or   any adjournment thereof, the Board of Directors may fix a record date,
which record date shall not precede the   date upon which the  resolution
fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty nor less than ten days before the
date of such meeting.  If no record   date is fixed by the  Board of
Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting  of stockholders shall be at the close of business
on the day next preceding the   day on which notice is given, or, if notice
is waiver, at the close of business on the day next preceding the   day on
which the meeting is  held.  A determination of stockholders of record
entitled to notice of or to vote   at a meeting of stockholders shall apply to
any adjournment of the meeting; provided, however, that the Board of
Directors may fix a new record date for the adjourned meeting.  In order that
the corporation may determine   the stockholders entitled to consent to
corporate action in writing without a meeting, the Board   of Directors may
fix a record  date, which record date shall not precede the date upon which
the resolution fixing   the record date is adopted by the Board of Directors,
and

                    DE BC D-:BYLAWS-MASTER 07/97-2 (#1423)

which date shall not be more than ten days after the date upon which the
resolution   fixing the record date is adopted by the Board of Directors.  If
no record date has been fixed by the Board   of Directors, the record date
for determining the stockholders entitled to consent to corporate action
in   writing without a meeting,  when no prior action by the Board of
Directors is required by the General Corporation   Law, shall be the first date
on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the corporation having custody of the book in which
proceedings of   meetings of stockholders are recorded.  Delivery made to the
corporation's registered   office shall be by hand or by certified or
registered mail, return receipt requested.  If no record   date has been fixed
by the Board of Directors and prior action by the Board of Directors is
required by the   General Corporation Law, the record date for determining
stockholders entitled to consent to corporate action   in writing without a
meeting shall be at the close of business on the day on which the Board of
Directors   adopts the resolution  taking such prior action.  In order that
the corporation may determine the stockholders   entitled to receive
payment of any dividend or other distribution or allotment of any rights or
the   stockholders entitled to exercise any rights in respect of any change,
conversion, or exchange of stock,   or for the purpose of any other lawful
action, the Board of Directors may fix a record date, which record   date
shall not precede the  date upon which the resolution fixing the record date
is adopted, and which record   date shall be not more  than sixty days prior
to such action.  If no record date is fixed, the record date   for determining
stockholders for any such purpose shall be at the close of business on the
day on which the Board   of Directors adopts  the resolution relating thereto.

  6. MEANING OF CERTAIN TERMS. As used herein in respect of the right to notice of a meeting of stockholders or a waiver thereof or to participate or vote
thereat or to consent   or dissent in writing in lieu of a meeting, as the
case may be, the term "share" or "shares" or "share of stock"   or "shares of
stock" or  "stockholder" or "stockholders"  refers to an outstanding share or
shares of stock   and to a holder or holders of record of outstanding shares
of stock when the corporation is authorized to issue   only one class of
shares of stock, and said reference is also intended to include any
outstanding   share or shares of stock and any holder or holders of record of
outstanding shares of stock of any class upon   which or upon whom the
certificate of incorporation confers such rights where there are two or more
classes   or series of shares of stock or upon which or upon whom the General
Corporation Law confers such rights   notwithstanding that the certificate of
ncorporation may provide for more than one class or series of shares of stock, one or more of which are limited or denied such rights thereunder;
provided, however, that   no such right shall vest in the event of an increase
or a decrease in the authorized number of shares of stock of any class or series which is otherwise denied voting rights under the provisions of the
certificate   of incorporation, except as any provisions of the certificate of
incorporation, except as any provision of law   may otherwise require.

  7. STOCKHOLDER MEETINGS. -:BYLAWS-MASTER 07/97-3 (#1423)

  within thirteen months after the organization of the corporation, and each
successive   annual meeting shall be held on a date within thirteen months
after the date of the preceding annual   meeting.  A special meeting shall be
held on the date and at the time fixed by the directors.

  -PLACE. Annual meetings and special meetings shall be held at such place,
within   or without the State of Delaware, as the directors may, from time to
time, fix.  Whenever the directors   shall fail to fix such place, the
meeting shall be held at the registered office of the corporation in the
State   of Delaware.

  -CALL. Annual meetings and special meetings may be called by the directors or
by   any officer instructed by the directors to call the meeting.

  -NOTICE OR WAIVER OF NOTICE. Written notice of all meetings shall be given,
stating   the place, date, and hour of the meeting and stating the place
within the city or other municipality   or community at which the list of
stockholders of the corporation may be examined.  The notice of an annual
meeting shall state   that the meeting is called for the election of directors
and for the transaction   of other business which may   properly come before
the meeting, and shall (if any other action which could be   taken at a
special meeting   is to be taken at such annual meeting) state the purpose or
purposes.  The notice   of a special meeting shall   in all instances state
the purpose or purposes for which the meeting is called.    The notice of any
meeting   shall also include, or be accompanied by, any additional statements,
information,   or documents prescribed  by the General Corporation Law, a copy
of the notice of any meeting shall be given,   personally or by mail, not
less than ten days nor more than sixty days before the date of the meeting,
unless the lapse of the   prescribed period of time shall have been waived,
and directed to each stockholder   at his record address or at such other
address which he may have furnished by request in writing to the Secretary of the  corporation.  Notice by mail shall be deemed to be given when
deposited, with postage   thereon prepaid, in the United States Mail  If a
meeting is adjourned to another time, not more than   thirty days hence,
and/or to  another place, and if an announcement of the adjourned time and/or
place is made   at the meeting, it shall  not be necessary to give notice of
the adjourned meeting unless the directors, after   adjournment, fix a new
record date for the adjourned meeting.  Notice need not be given to any
stockholder   who submits a written waiver of notice signed by him before or
after the time stated therein.  Attendance   of a stockholder at a meeting of
stockholders shall constitute a waiver of notice of such meeting, except when the stockholder  attends the meeting for the express purpose of
objecting, at the beginning of the   meeting, to the transaction  of any
business because the meeting is not lawfully called or convened.
Neither   the business to be  transacted at, nor the purpose of, any regular
or special meeting of the stockholders   need be specified in   any written
waiver of notice.

  -STOCKHOLDER LIST. The officer who has charge of the stock ledger of the
corporation   shall prepare   and make, at least ten days before every meeting
of stockholders, a complete list   of the stockholders,  arranged in
alphabetical order, and showing the address of each stockholder  and   the
number of shares  registered in the name of each stockholder.  Such list shall
be open to the examination   of any stockholder,  for any purpose germane to
the meeting, during

               DE BC D-:BYLAWS-MASTER 07/97-4 (#1423)

  ordinary business hours, for a period of at least ten days prior to the
meeting,   either at a place within the city or other municipality or
community where the meeting is to be held, which place   shall be specified in
the notice of the meeting, or if not so specified, at the place where the
meeting   is to be held.  The list shall also be produced and kept at the
time and place of the meeting during the whole   time thereof, and may be
inspected by any stockholder who is present.  The stock ledger shall be the
only   evidence as to who are the  stockholders entitled to examine the stock
ledger, the list required by this section   or the books of the corporation,
or to vote at any meeting of stockholders.

  -CONDUCT OF MEETING. Meetings of the stockholders shall be presided over by
one   of the following officers in the order of seniority and if present and
acting -   Chairman of the Board, if any, the President, a Vice-President, or,
if none of the   foregoing is in office and present and acting, by a chairman
to be chosen by the stockholders.  The Secretary   of the corporation, or in
his absence, an Assistant Secretary, shall act as secretary of every meeting,
but   if neither the Secretary nor an Assistant Secretary is present the
Chairman of the meeting shall appoint a secretary   of the meeting.

  -PROXY REPRESENTAITON. Every stockholder may authorize another person or
persons   to act for him by proxy in all matters in which a stockholder is
entitled to participate, whether   by waiving notice of any meeting, voting or
participating at a meeting, or expressing consent or dissent   without a
meeting.  Every   proxy must be signed by the stockholder or by his
attorney-in-fact.  No proxyshall   be voted or acted upon after three years
from its date unless such proxy provides for a longer period.    A duly
executed proxy shall   be irrevocable if it states that it is irrevocable and,
if, and only as long as,   it is coupled with an interest sufficient in law to
support an irrevocable power.  A proxy may be made irrevocable   regardless of
whether the interest with which it is coupled is an interest in the stock
itself or an interest   in the corporation generally.

  -INSPECTORS. The directors, in advance of any meeting, may but need not,
appoint   one or more inspectors of election to act at the meeting or any
adjournment thereof.  If an   inspector or inspectors are not appointed, the
person presiding at the meeting may, but need not, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to
appear or act, the vacancy   may be filled by appointment made by the
directors in advance of the meeting or at the meeting by   the person presiding
thereat.  Each inspector, if any, before entering upon the discharge of his
duties,   shall take and sign an oath faithfully to execute the duties of
inspectors at such meeting with strict impartiality   and according to the
best of his ability.  The inspectors, if any, shall determine the number of
shares   of stock outstanding and the voting power of each, the shares of
stock represented at the meeting, the existence   of a quorum, the validity
and effect of proxies, and shall receive votes, ballots, or consents, hear and determine all challenges and questions arising in connection with the
right to vote, count and   tabulate all votes, ballots, or consents, determine
the result, and do such acts as are proper to conduct the   election or vote
with fairness to all stockholders.  On request of the person presiding at the
meeting,   the inspector or inspectors, if any, shall make a report in writing
of any challenge, questions, or matter determined   by him or them and
execute a certificate of any fact found by him

               DE BC D-:BYLAWS-MASTER 07/97-5 (#1423)

  or them.  Except as otherwise required by subsection (e) of Section 231 of the
General   Corporation Law,the provisions of that Section shall not apply to the corporation.

  -QUORUM.  The holders of a majority of the outstanding shares of stock shall
constitute   a quorum at a meeting of stockholders for the transaction of any
business.  The stockholders present   may adjourn the meeting despite the
absence of a quorum.

  -VOTING. Each share of stock shall entitle the holder thereof to one vote.
Directors   shall be elected by a plurality of the votes of the shares present
in person or represented by proxy at   the meeting and entitled to  vote on
the election of directors.  Any other action shall be authorized by a
majority   of the votes cast  except where the General Corporation Law
prescribes a different percentage of votes   and/or a different exercise of
voting power, and except as may be otherwise prescribed by the provisions of the certificate of incorporation and these Bylaws.  In the election of
directors, and for any other   action, voting need not be  by ballot.

  -STOCKHOLDER ACTION WITHOUT MEETINGS. Except as any provision of the General Corporation law may otherwise require, any action required by the General
Corporation   Law to be taken at any annual or special meeting of
stockholders, or any action which may be taken   at any annual or special
meeting of stockholders, may be taken without a meeting, without prior notice
and   without a vote, if a  consent in writing, setting for the action so
taken, shall be signed by the olders   of outstanding stock having not less
than the minimum number of votes that would be necessary to authorize   or
take such action  at a meeting at which all shares entitled to vote thereon
were present and voted.    Prompt notice of the taking of the corporate action
without a meeting by less than unanimous written   consent shall be given to
those stockholders who have not consented in writing.  Action taken pursuant
to   this paragraph shall be subject tot he provisions of Section 228 of the
General Corporation Law.

  ARTICLE II

  DIRECTORS

  1. FUNCTIONS AND DEFINITION. The business and affairs of the corporation shall
be   managed by or under the direction of the Board of Directors of the
corporation.  The Board of   Directors shall have the authority to fix the
compensation of the members thereof.  The use of the phrase   "whole board"
herein   refers to the total number of directors which the corporation would
have if there   were no vacancies.

  2. QUALIFICATIONS AND NUMBER. A director need not be a stockholder, a citizen
of   the United States, or a resident of the state of Delaware.  The initial
Board of Directors   shall consist of 2 persons. Thereafter the number of
directors constituting the whole board shall be at least   one.  Subject to the
foregoing limitation and except for the first Board of Directors, such number
may   be fixed from time to time by action of the stockholders or of the
directors, or, if the number is not   fixed, the number shall be at least
one.  The number of directors may be increased or decreased by action of
the   stockholders or of the directors.

               DE BC D-:BYLAWS-MASTER 07/97-6 (#1423)

  3.ELECTION AND TERM.  The first Board of Directors, unless the members thereof
shall   have been named in the certificate of incorporation, shall be elected
by the incorporator   or incorporators and shall hold office until the first
annual meeting of stockholders and until their successors   are elected and
qualified or until their earlier resignation or removal.  Any director may
resign at any time   upon written notice to the corporation.  Thereafter,
directors who are elected at an annual meeting of stockholders,   and
directors who are elected in the interim to fill vacancies and newly created
directorships, shall   hold office until the next annual meeting of
stockholders an until their successors are elected and qualified   or until
their earlier resignation or removal.  Except as the General Corporation Law
may otherwise require,   in the interim between annual meetings of stockholders
or of special meetings of stockholders called   for the election of directors
and/or for the removal of one or more directors and for the filling of any
vacancy in that   connection, newly created directorships and any vacancies in
the Board of Directors,   including unfilled vacancies resulting from the
removal of directors for cause or without cause, may   be filled by the vote of
a majority of the remaining directors then in office, although less than a
quorum,   or by the sole remaining director.

  4.MEETINGS.

  -TIME. Meetings shall be held at such time as the Board shall fix, except that the first meeting of a newly elected Board shall be held as soon after its
election as the directors may conveniently   assemble.

  -PLACE. Meetings shall be held at such place within or without the State of
Delaware   as shall be fixed by the Board.

  -CALL. No call shall be required for regular meetings for which the time and
place   have been fixed. Special meetings may be called by or at the direction
of the Chairman of the Board,   if any, the Vice- Chairman of the Board, if
any, of the President, or of a majority of the directors   in office.

  -NOTICE OR ACTUAL OR CONSTRUCTIVE WAIVER. No notice shall be required for regular meetings for which the time and place have been fixed. Written, oral,
or any other   mode of notice of the time and place shall be given for special
meetings in sufficient time for the convenient   assembly of the directors
thereat. Notice need not be given to any director or to any member of a committee of directors who submits a written waiver of notice signed by him
before or after the time stated   therein.  Attendance of any such person at a
meeting shall constitute a waiver of notice of such meeting,   except when he
attends a meeting for the express purpose of objecting, at the beginning of
the meeting, to   the transaction of any business because the meeting is not
lawfully called or convened.  Neither the business   to e transacted at,
nor the purpose of, any regular or special meeting of the directors need be
specified   in any written waiver of notice.

  -QUORUM AND ACTION. A majority of the whole Board shall constitute a quorum
except   when a vacancy or vacancies prevents such major8ty, where upon a majority of

               DE BC D-:BYLAWS-MASTER 07/97-7 (#1423)

  the directors in office shall constitute a quorum, provided, that such
majority   shall constitute at least one- third of the whole Board.  A
majority of the directors present, whether or not a   quorum is present, may
adjourn a meeting to another time and place.  Except as herein otherwise
provided,   and except as otherwise provided by the General Corporation Law,
the vote of the majority of the directors   present at a meeting at which a
quorum is present shall be the act of the Board. The quorum and voting provisions herein stated shall not be construed as conflicting with any
provisions of the General Corporation   Law and these Bylaws which govern a
meeting of directors held to fill vacancies and newly created directorships in the Board or action of disinterested directors.

  Any member or members of the Board of Directors or of any committee designated
by   the Board, may participate in a meeting of the Board, or any such
committee, as the case may be,   by means of conference telephone or similar
communications equipment by means of which all persons participating   in the
meeting can hear each other.

  -CHAIRMAN OF THE MEETING. The Chairman of the Board, if any and if present and
acting,   shall  preside at all meetings.  Otherwise, the Vice-Chairman of the
Board, if any and   if present and acting, or the President, if present and
acting, or any other director chosen by the Board, shall   preside.

  5.REMOVAL OF DIRECTORS.  Except as may otherwise be provided by the General
Corporation   Law, any director or the entire Board of Directors may be
removed, with or without cause,   by the holders of a majority of the shares
then entitled to vote at an election of directors.

  6.COMMITTEES.  The Board of Directors may designate one or more committees,
each   committee to consist of one or more of the directors of the
corporation.  The Board may designate   one or more directors as alternate
members of any committee, who may replace any absent or disqualified   member
at any meeting   of the committee.  In the absence or disqualification of any
member of any such   committee or committees, the member or members thereof
present at any meeting and not disqualified form voting,   whether or not
such member or members constitute a quorum, may unanimously appoint another
member   of the Board of Directors to act at the meeting in the place of any
such absent or disqualified   member.  Any such committee, to the extent
provided in the resolution of the Board, shall have and   may exercise all the
powers and authority of the Board of Directors in the management of the
business and affairs   of the corporation with the exception of any power or
authority the delegation of which is prohibited   by Section 141 of the
General Corporation Law, and may authorize the seal of the corporation to be
affixed   to all papers which  may require it.

  7.WRITTEN ACTION. Any action required or permitted to be taken at any meeting
of   the Board of Directors or any committee thereof may be taken without a
meeting if all members   of the Board or committee, as the case may be,
consent thereto in writing, and the writing or writings   are filed with the
minutes of proceedings of the Board or committee.

               DE BC D-:BYLAWS-MASTER 07/97-8 (#1423)

  ARTICLE III

  OFFICERS

  The officers of the corporation shall consist of a President, a Secretary, a
Treasurer,   and if deemed necessary, expedient, or desirable by the Board of
Directors, a Chairman of the   Board, a Vice-Chairman of the Board, an
Executive Vice-President, one or more other Vice-Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other
officers with such   titles as the resolution of the Board of Directors
choosing them shall designate. Except as may otherwise be provided in the resolution of the Board of Directors choosing him, no officer other than the
Chairman   or vice-Chairman of the Board, if any, need be a director.  Any
number of offices may be held by the   same person, as the directors may d
etermine.

  Unless otherwise provided in the resolution choosing him, each officer shall
be   chosen for a term which shall continue until the meeting of the Board of
Directors following the next annual   meeting of stockholders and until his
successor shall have been chosen and qualified.

  All officers of the corporation shall have such authority and perform such
duties   in the management and operation of the corporation as shall be
prescribed in the resolutions of the Board   of Directors designating and
choosing such officers and prescribing their authority and duties, and
shall   have such additional authority and duties as are incident to their
office except to the extent that such   resolutions may be inconsistent
therewith.  The Secretary or an Assistant Secretary of the corporation
shall record all of the   proceedings of all meetings and actions in writing
of stockholders, directors, and   committees of directors, and shall exercise
such additional authority and perform such additional duties   as the Board
shall assign to him.  Any officer may be removed, with or without cause, by
the Board of Directors.    Any vacancy in any office may be filled by the
Board of Directors.

  ARTICLE IV

  CORPORATE SEAL

  The corporate seal shall be in such form as the Board of Directors shall prescribe.

  ARTICLE V

  FISCAL YEAR

  The fiscal year of the corporation shall be fixed, and shall be subject to
change,   by the Board of Directors.

  ARTICLE VI

  CONTROL OVER BYLAWS

               DE BC D-:BYLAWS-MASTER 07/97-9 (#1423)

  Subject to the provisions of the certificate of incorporation and the
provisions   of the General Corporation Law, the power to amend, alter or
repeal these Bylaws and to adopt new Bylaws may   be exercised by the
Board of Directors or by the stockholders.

  I HEREBY CERTIFY that the foregoing is a full, true, and correct copy of the
Bylaws   of  Garden Bay International, Ltd., a Delaware corporation, as in effect on the date hereof.

  Dated: July 20, 1998

  //Reuben McDonald//
  Reuben McDonald
  Secretary of Garden Bay International, Ltd.

  (SEAL)

  Computation of per share earnings
  Garden Bay International, Ltd.
  Weighted Average Shares Outstanding
  March 31, 2000

  FROM         TO           DAYS          # OF SHARES        SHARE/DAYS

  7/20/98     3/31/00    620 5,000,000   3,100,000,000
  3/25/99     3/31/00    373 187,000        69,751,000

                                         3,169,751,000

  3,169,751,000 / 620 = 5,112,501

  Net Loss Per Share        $ (12,806.00 / 5,112,501)  = $ (0.0025)